SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE	Corporate Legislation September 30, 2008
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro			5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Mario Cesar Pereira de Araujo
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro			5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2008	12.31.2008	3	07.01.2008	09.30.2008	2	04.01.2008	06.30.2008
9 - INDEPENDENT ACCOUNTANT Directa Auditores						10 - CVM CODE 3670
11 – PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 09.30.2008	Prior quarter 06.30.2008	Same quarter in prior year 09.30.2007
Paid-up capital
1 – Common	798,351	798,351	793,544
2 – Preferred	1.545,476	1.545,476	1,536,171
3 – Total	2,343,827	2,343,827	2,329,715
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1130 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL GOVERNMENT SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base date – 09/30/2008

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

Parent Company Balance Sheet - Assets (thousand of reais)

Code	Heading	09/30/2008	06/30/2008
1	Total assets	7,698,659	7,669,035
1.01	Current assets	41,510	41,525
1.01.01	Cash and cash equivalents	40,451	40,989
1.01.01.01	Cash and Bank	30,579	8,721
1.01.01.02	Short-term investments in the money market	9,872	32,268
1.01.02	Credits	-	-
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Others Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Others	1,059	536
1.01.04.01	Recoverable taxes and contributions	834	302
1.01.04.02	Dividends	-	-
1.01.04.03	Others currents assets	225	234
1.02	Noncurrent assets	7,657,149	7,627,510
1.02.01	Noncurrent assets	11,175	11,041
1.02.01.01	Others Credits	6,087	6,037
1.02.01.01.01	Taxes and contributions recoverable	6,087	6,037
1.02.01.02	Related parties	-	-
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	-	-
1.02.01.03	others	5,088	5,004
1.02.01.03.01	Judicial deposits	4,754	4,710
1.02.01.03.02	Other assets	334	294
1.02.02	Permanent assets	7,645,974	7,616,469
1.02.02.01	Investments	7,645,974	7,616,469
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	7,642,032	7,612,132
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Other investments	3,942	4,337
1.02.02.02	Property, plant and equipment	-	-
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	-	-

Parent Company Balance Sheet - Liabilities and shareholders’ equity (thousands of reais)

Code	Heading	09/30/2008	06/30/2008
2	Total liabilities and shareholders' equity	7,698,659	7,669,035
2.01	Current liabilities	26,436	29,649
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	763	858
2.01.04	Taxes, charges and contributions	22	6
2.01.05	Dividends payable	22,097	25,222
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	3,554	3,563
2.01.08.01	Labor liabilities	23	32
2.01.08.02	Othes liabilities	3,531	3,531
2.02	Noncurrent liabilities	31,562	30,897
2.02.01	Noncurrent liabilities	31,562	30,897
2.02.01.01	Loans and financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	10,893	10,228
2.02.01.03.01	Provision for contingencies	5,767	5,102
2.02.01.03.02	Supplementary pension plan	5,126	5,126
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Other	20,669	20,669
2.02.02	Deferred income	-	-
2.04	Shareholders' equity	7,640,661	7,608,489
2.04.01	Capital	7,613,610	7,613,610
2.04.02	Capital reserves	34,330	34,330
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	102,546	102,546
2.04.04.01	Legal reserve	102,546	102,546
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserves for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	-	-
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(109,825)	(141,997)
2.04.06	Advances for future capital increase	-	-

Parent Company - Statements of operations (thousand of reais)

Code	Heading	From 07/01/2008 to 09/30/2008	Acumulated From 01/01/2008 to 09/30/2008	From 07/01/2007 to 09/30/2007	Acumulated From 01/01/2007 to 09/30/2007
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	29,187	(112,811)	(125,358)	(110,841)
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(1,145)	(3,863)	(1,785)	(7,647)
3.06.03	Financial income (expenses)	1,586	3,887	187	1,011
3.06.03.01	Financial income	1,505	3,808	839	2,034
3.06.03.02	Financial expenses	81	79	(652)	(1,023)
3.06.04	Other operating income	-	201	179	908
3.06.05	Other operating expenses	(1,155)	(3,372)	(755)	(1,895)
3.06.06	Equity pickup	29,901	(109,664)	(123,184)	(103,218)
3.07	Operating income	29,187	(112,811)	(125,358)	(110,841)
3.08	Nonoperating result	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	29,187	(112,811)	(125,358)	(110,841)
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	29,187	(112,811)	(125,358)	(110,841)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
AS OF SEPTEMBER 30, 2008
(In thousands of Reais unless otherwise stated)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.32% of its voting capital and 69.85% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Commuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian state. Also, together with its subsidiary, it operates as a provider of Personal Mobile Service in every Brazilian State.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

The authorization for use of radio-frequency granted to the subsidiaries mature as follows:

TIM Nordeste	Expiry Date

Radio-frequencies
	800MHz,900 MHz	Radio-frequencies
	and 1.800 MHz	3G

1. Pernambuco	May, 2009	April, 2023
2. Ceará	November, 2008	April, 2023
3. Paraíba	December, 2008	April, 2023
4. Rio Grande do Norte	December, 2008	April, 2023
5. Alagoas	December, 2008	April, 2023
6. Piauí	March, 2009	April, 2023
7. Minas Gerais (except for the “Triângulo Mineiro“(*) municipalities for Radio- frequencies 3G)	April, 2013	April, 2023
8. Bahia and Sergipe	August, 2012	April, 2023

(*) The Far Western region of the state of Minas Gerais.

TIM Celular	Expiry Date

	Radio-frequencies	Radio-
	800MHz, 900 MHz	frequencies
	and 1.800 MHz	3G

1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and the respective region) and Londrina and Tamarana in Paraná.	March , 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except for Londrina and Tamarana)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Pelotas and the respective region in the state of Rio Grande do Sul	April, 2009	April, 2023

Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to SMP service provision begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment is scheduled for April 30, 2009.

The authorizations maturing in 2008 are already being renewed at the competent regulatory agency. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008.

Acquisition of a new credit line

On September 30, 2008, the Company’s Administrative Council approved the contract under the Company’s surety, of a long-term credit line with BNDES in the amount of up to R$ 1,510,000, on behalf of the subsidiaries TIM Celular and TIM Nordeste, to be used over five years. This credit is intended to finance investments in network and IT.

2 Quarterly Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The quarterly information was prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law; the rules applicable to public telecommunications service concessionaires/authorized companies; CVM – Brazilian Securities Commission standards and procedures; and Ibracon – Brazilian Institute of Independent Auditors´ pronouncements.

Because it still holds American Depositary Receipts traded on the New York Stock Exchange – USA, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Changes in preparation and disclosure of the financial statements

The Law 11.638/07, promulgated on December 28, 2007 changes and revokes provisions of the Law 6.404 of December 15, 1976 and Law 6.385 of December 7, 1976. The main objective of this new law, which came into effect on January 1, 2008, was to update Brazilian accounting regulations and consolidate the harmonization thereof with international pronouncements, especial those issued by the International Accounting Standards Board -IASB.

The provisions of this Law, which apply to the financial statements for the fiscal years beginning on January 1, 2008, are not deemed as changes in circumstances or estimates. Accordingly, as a rule, the new practices introduced by Law 11,638/07 should be retroactive, as though they were used in the periods under examination. To this end, the standard dealing with “Accounting Practices, Changes in Accounting Estimates and Correction of Errors”, approved by the Brazilian Securities Commission (CVM) Deliberation no. 506 must be observed. In the specific case of the Company, whose financial statements for the year ending December 31, 2008 are presented comparatively with those of 2007, the opening balances of adjustments will be shown (as of January 1, 2007), so that the two years are presented in accordance with the same accounting practices.

On May 2, 2008, the Brazilian Securities Commission (CVM) issued Instruction 469/08, which partially standardized Law 11.638/07, establishing minimum requirements for quarterly information (ITR) presentation throughout 2008. This instruction, under certain conditions, allows companies to fully adopt the provisions of the above mentioned Law. Because it did not opt for this alternative, in presenting its ITR in the year 2008, the Company’s Management applied Law 11,638/07 to the minimum extent required by CVM Instruction 469.

The Company’s assessment of the impact of Law 11.638/07 showed that among the items mandatory applicable in accordance with the Instruction 460/08 are:

• Adjustment to present value of any long-term and current assets and liabilities deemed relevant. After evaluating the impact of this change, the Company’s Management concluded that the amounts payable in connection with exploration of the 3G network would have relevant effects on the quarterly information. As a consequence, they were adjusted to present value, as disclosed in Note 12. On the other current and long-term assets and liabilities no relevant effects of adjustment to present value were identified, which might be reflected in the consolidated quarterly information for 2008 or the amounts applicable as of the transition date (January 1, 2007).

• Investments in affiliates on whose management a company has significant influence or in which it holds 20% of the voting capital (rather than the total capital, as before), and in subsidiaries and other companies pertaining to a single group or who are under common control at the moment must be valued on the equity method.

• Revocation of the permission to record premium received on debenture issuance. The Company has not performed transactions involving this kind of premium.

• Revocation of the permission to directly record donations and subventions for investment (including fiscal incentives) as capital reserves in a “Shareholders´ Equity” account. This means that donations and subventions for investment will begin to be recorded as “Income for the Year”. However, any government -related amounts may be appropriated to a “Fiscal Incentive Reserve”, after being reclassified as shareholders´ equity. In preparing its consolidated financial statements, the Company has complied with these requirements.

• The revaluation reserve under the shareholders´ equity was replaced by an adjustment account under the heading “Assets Evaluation Adjustments”. While not recorded as income for the year, on the accrual basis, the counter entries to increases and decreases in assets and liabilities valued at market will be classified as assets evaluation adjustments. The Company and its subsidiaries do not have revaluation reserves.

• Stock-based yield: should the Company have any stock-based yield with the characteristics of expenses, its effect should be recognized as income for the year. The Company does not have this kind of yield.

The Company Management´s assessed the other changes introduced by Law 11.638/07 in its financial statements for the year ending December 31, 2008. The main effects of these changes can be described as follows:

• Creation of a new group of accounts under the heading “Intangibles”, for balance sheet presentation purposes. In this group of accounts are intangible assets intended’s for maintenance of the Company’s operations, including the goodwill acquired. The Company has adopted this practice since June 30, 2008.

• The financial assets including derivative instruments, intended for trading or sale, should be valued and recorded at market. The other assets are to be valued at the acquisition cost or issuance value, restated as legally required or contracted and adjusted to their probable realizable value, if this is lower. The effects of determination of market value of financial instruments, including the effects shown comparatively to June 30, 2008 are shown in Note 31.

• The preparation of cash-flow and value-added statements, in the place of the statement of changes in financial position becomes mandatory. The Company is already complying with this requirement.

c. Change in accounting practices

The Company and its subsidiaries have decided to change accounting practices by adjusting them to those already used even by other telecommunications companies.

Dividends and Interest on Own Capital – (JSCP) barred by statutes of limitation

According to the Company’s by-laws, art. 47 § 2, dividends not claimed for three years are reversed to the Company. Previously, the Company’s and its subsidiaries’ procedure was to record these dividends as income for the year.

In fiscal 2008, the Company and its subsidiaries decided to change the accounting treatment of dividends barred by statutes of limitation, by recording them directly under “Shareholders’ Equity”.

This change is part of the Company’s transition process for adoption of the International accounting standards, due to be completed by 2010.

No impact on the income for 2008 has been caused by the change in accounting practice, because the dividends barred by statutes of limitation were not recorded until September 2008. The proforma impact of this change on the income for 2007 is immaterial.

d. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

	% Participation

	09/2008		06/2008

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The quarterly information on subsidiaries included in consolidation coincides with that of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous year.

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;

II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III. Elimination of consolidated intercompany revenues and expenses;

Below, the reconciliation of differences between the income for the period recorded by the parent company and the consolidated figures:

	09/2008	09/2007

Parent Company	(112,811)	(110,841)
Dividends and interest on own capital barred by statutes of
limitation and directly recorded as “Shareholders’ Equity” by
the subsidiaries	(6,657)	(1,591)

Consolidated	(119,468)	(112,432)

e. Comparability of the Quarterly Information

In order to continuously improve their corporate governance level and presentation of the quarterly information, and especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and other effects on the financial statements adjusted in relation to those previously published and made available to the shareholders.

For cash flow statements comparability purposes, the Company reclassified related-party receivables and payables amounting to R$9,826 and R$59,782, respectively, as of September 30, 2007, according to their nature, i.e., accounts and loans receivable (under the heading “Other Assets”) and accounts payable, in accordance with the respective realization periods. In this context, the amounts referred to above, originally presented as non-current assets and liabilities, were reclassified as current.

Under “Permanent Assets” was R$1,960,878 mainly referring to software licensing, and assets and facilities under construction, originally recorded as “Property, Plant and Equipment” and reclassified as “Intangibles” at September 30, 2007.

At September 30, 2007 the Company reclassified R$5,145 (Consolidated) and R$ 3,554 (Parent Company) referring to dividends barred by statutes of limitation, which were originally recorded as “Operating Income” by the Company and its subsidiaries.

f. Statements of Cash Flows and Value Added

The Company includes in Note 36 the statements of cash flows and value added, which were prepared in accordance with the Accounting Pronouncements Committee (CPC) 3 and the Brazilian Securities Commission – CVM Deliberation 547.

3	Summary of the main accounting practices

a. Cash and cash equivalents

These comprise movement account balances and short-term investments in the money market realizable in up to 90 days from the balance sheet date.

b. Short-term investments in the money market

These comprise investments in the money market maturing in over 90 days as from the balance sheet date, which are shown at cost plus the related earnings up to the balance sheet date, and limited to market value, where applicable.

c. Accounts receivable

Accounts receivable from the telecommunications service customers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts shown as reduction of accounts receivable is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

Inventories are stated at the average acquisition cost, which does not exceed the market value or net realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sales of phone sets and mini modems under the post-paid system are deferred and amortized over at least the duration of the service contract signed by clients (12 and 18 months, respectively) in 2007 and 12 months as from 2008. The contractual fine for clients who cancel their subscriptions or migrate to the prepaid system before the end of their contracts is invariably higher than the subsidy granted for sales of phone sets and mini modems.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost, net of the provision for devaluation, where applicable.

The economic basis of TIM Celular goodwill, was its expected profitability. It is amortized on a straight-line basis in ten years through 2010.

h. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, which is calculated on the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and depreciated over the useful lives of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i Intangibles

Intangibles are stated at the acquisition cost, net of accumulated amortization. Amortization expenses are calculated on the straight-line method over the useful life of assets.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

j. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

k. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution was calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the prospects of realization.

The deferred income tax and social contribution on accumulated tax losses and negative social contribution basis and on temporary differences are calculated based on the expected taxable income generation in the future, net of the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02.

Pursuant to the Northeast Development Agency ADENE´s Constitutive Reports 0144/2003 and 0232/2003 of March 31, 2003, TIM Nordeste became a beneficiary of a fiscal incentive consisting of: i) 75% reduction of income tax and non-reimbursable surtaxes, for a 10-year period from fiscal 2002 through 2011, calculated based on the exploration profit deriving from implementation of its installed capacity for digital mobile cell telephony services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable surtaxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration profit deriving from implementation of its installed capacity for analogical mobile cell telephony services.

m. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

n. Assets retirement obligations

Pursuant to the Circular Communication CVM/SNC/SEP no. 01/2007, the subsidiaries record provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment in rented properties.

o. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunications services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors.

p. Derivative instruments

The subsidiaries enter into swap derivative contracts, accounted for on the accrual basis, in order to control exposure to the risk of exchange variation and interest rate fluctuation. Derivative instruments are recorded based on the average curve against financial revenues, and expenses, and variations incurred are recognized as adjustments to exchange variations.

These contracts are signed with big, highly experienced financial institutions. The subsidiaries do not sign derivative contracts for commercial or speculative purposes.

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON’s NPC 26 approved by CVM Deliberation n° . 371, which defines the characteristics of the plan, obligations and events described in Note 32

r. Employees´ profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the relevant targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of assets and liabilities recorded, and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimate of revenues and expenses for the year. The actual results may differ from those estimates.

t. Adjustment to present value

In compliance with Instruction 469/08, the subsidiaries recognize as adjusted to present value the assets and liabilities arising from long-term operations and those of short-term, which are relevant. The discount to present value is based on the basic interest rate prevailing in the Brazilian market.

4 Short-term investments in the money market

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

Current
CDB	9,872	32,268	28,361	50,227
Debentures	-	-	-	7

	9,872	32,268	28,361	50,234

Non-current
CDB	45	10	10,618	6,712
Federal public securities	289	284	289	284
Debentures	-	-	-	126

	334	294	10,907	7,122

	10,206	32,562	39,268	57,356

The company’s average yield on TIM Participações´ consolidated investments is 104.34 % of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

5 Accounts receivable

	Consolidated

	09/2008	06/2008

Billed services	939,326	1,026,616
Unbilled services	582,132	613,257
Network use	923,140	884,110
Goods sold	632,593	640,290
Other receivables	12,644	15,647

	3,089,835	3,179,920

Allowance for doubtful accounts	(439,935)	(492,429)

	2,649,900	2,687,491

The changes in the allowance for doubtful accounts can be summarized as follows:

	Consolidated

	09/2008	06/2008

	(9 months)	(6 months)

Opening balance	455,939	455,939
Provision set up	618,279	475,028
Provision written off	(634,283)	(438,538)

Closing balance	439,935	492,429

6 Inventories

	Consolidated

	09/2008	06/2008

Cell phone sets	302,324	225,528
Accessories and prepaid cards	25,122	29,313
TIM chips	20,867	22,839

	348,313	268,680
Provision for adjustment to realizable value	(13,872)	(11,659)

	334,441	257,021

7 Taxes and contributions recoverable

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

Income tax	6,265	6,040	51,130	46,516
Social contribution	-	-	18,241	7,418
ICMS	-	-	460,132	499,035
PIS / COFINS	-	-	181,295	164,114
IRRF recoverable	654	298	8,297	4,846
Other	2	1	6,047	5,437

	6,921	6,339	725,322	727,366
Current portion	(834)	(302)	(495,852)	(507,182)

Long-term portion	6,087	6,037	229,470	220,184

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$17,161 and R$39,843, monetarily adjusted.

8 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

Consolidated
06/2008

Goodwill paid upon privatization	12,364
Provision for maintenance of shareholders´ equity integrity	(8,160)

Merger-generated tax credit	4,204

Merger-generated tax credit

The deferred tax asset relating to the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counter entry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by July 2008. The amortization of goodwill which reflects the tax benefit is recorded as “Provision for income tax and social contribution”.

In the nine-month period ended September 30, 2008 was amortized the remaining balance of R$29,429 in connection with the above mentioned goodwill (In the same period of 2007 – R$37,838).

Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. (Note 20-b)

9 Prepaid expenses

	Consolidated

	09/2008	06/2008

Fistel fee	107,063	214,126
Subsidized sale of phone sets and mini-modems	149,334	144,798
Rentals	10,176	7,306
Unpublicized advertising	11,022	28,927
Financial charges on loans	5,121	4,364
Other	26,243	8,118

	308,959	407,639

Current portion	(297,550)	(398,554)

Long-term portion	11,409	9,085

10 Investments

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

Investments
Subsidiaries	7,642,032	7,612,132	-	-
Goodwill	3,942	4,337	3,942	4,337
Other	-	-	-	20

	7,645,974	7,616,469	3,942	4,357

(a) Shareholding in subsidiaries:

	09/2008	06/2008

	TIM Celular	TIM Celular

- Subsidiaries
Number of shares held	31.506.833.561	31.506.833.561
Participation in total capital	100%	100%
Shareholders´ equity	7,642,032	7,612,132

Income (loss) for the year	(111,230)	(139,564)

Equity pickup	(109,664)	(139,564)

Investment amount	7,626,151	7,596,251
Special goodwill reserve (*)	15,881	15,881

Investment amount	7,642,032	7,612,132

(*) The special goodwill reserve recorded by TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession duration, in the first two years amortization was at 4% p.a., the remainder being fully amortized.

(b) Changes in investments in subsidiaries:

	09/2008	06/2008

	(9 months)	(6months)
Opening balance	7,884,488	7,884,488
Equity pickup	(109,664)	(139,564)
Capital reduction (i)	(132,792)	(132,792)

Closing balance	7,642,032	7,612,132

(i) Capital reduction to stimulate the flow of resources to the parent company.

(c) Goodwill:

	Parent Company and
	Consolidated

	09/2008	06/2008

Goodwill on acquisition of TIM Celular´s minority shareholding	16,918	16,918
Accumulated amortization	(12,976)	(12,581)

	3,942	4,337

11 Property, plant and equipment

		Consolidated

		09/2008		06/2008

	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net

Switching / transmission equipment	14,29	7,585,514	(4,855,940)	2,729,574	2,773,708
Loan-for-use handsets	50	944,203	(598,461)	345,742	335,710
Infrastructure	33,33	1,745,874	(863,024)	882,850	897,129
Leasehold improvements	33,33	116,579	(80,900)	35,679	38,300
Computer assets	20	1,062,539	(788,390)	274,149	308,872
General use assets	10	337,171	(133,996)	203,175	206,416

Assets and facilities in use		11,791,880	(7,320,711)	4,471,169	4,560,135

Plots of land		27,660	-	27,660	27,213

Construction work in progress		182,891	-	182,891	118,928

		12,002,431	(7,320,711)	4,681,720	4,706,276

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the nine-month period ended September 30, 2008, R$2,117 of property, plant and equipment was capitalized by the subsidiaries, (June 30 2008 – R$1,383) relating to financial charges on loans taken to finance the construction.

Technology implementation

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At September 30, 2008, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated as of September 30, 2008.

12 Intangibles

The authorizations for SMP exploitation rights and radio-frequency licensing, software pieces and other items, can be thus shown:

		Consolidated

		09/2008			06/2008

	Annual average depreciation rate %	Cost	Accumulated Amortization	Net	Net

Software licensing	20	4,565,462	(2,550,158)	2,015,304	2,023,828
Concession licenses	7 to 20	4,491,097	(1,768,429)	2,722,668	2,804,514
Assets and facilities under
construction		26,535	-	26,535	15,506
Other assets	20	3,040	(2,713)	327	357

		9,086,134	(4,321,300)	4,764,834	4,844,205

Acquisition of authorizations – 3G technology

In December 2007, under the ANATEL Invitation to Bid no. 002/2007/SPV, TIM Celular and TIM Nordeste jointly purchased authorizations to use Radio-frequencies at the F, G, and I radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. In April 2008, the terms of authorization to use the 3G Radio-frequencies in the amount of R$ 1,324,672 were signed, of which 10% was paid at that time, the remainder – R$1,192,204 -being payable in a lump sum by December 10, 2008. The balance payable and the corresponding intangibles were recognized at their present value: R$1,106,527. The discount to present value was based on basic interest rates prevailing in the Brazilian market, taking into consideration the time period of each operation. These authorizations are valid for 15 years , and renewable for a further equal period.

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including those with less than 30,000 inhabitants.

13 Deferred charges

		Consolidated

	09/2008	06/2008

Preoperating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(264,809)	(254,264)

	158,542	169,087

14 Suppliers – Trade payables

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

Local currency
Suppliers of materials e services	763	858	1,458,710	1,299,350
Interconnection (a)	-	-	332,892	324,853
Roaming (b)	-	-	841	945
Co-billing (c)	-	-	195,762	198,119

	763	858	1,988,205	1,823,267

Foreign currency
Suppliers of materials e services	-	-	75,125	39,149
Roaming (b)	-	-	46,312	59,915

	-	-	121,437	99,064

	763	858	2,109,642	1,922,331

(a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.
(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.
(c) This refers to calls made by customers when they choose another long-distance call operator.

15 Loans and Financing

	Consolidated

	Guarantees	09/2008	06/2008

Local currency
Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation which changes the cost into % of the CDI daily rate varying between 75.75% and 76.90%.	Bank surety	74,943	79,939

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation which changes the cost into % of the CDI daily rate beginning with 69,80%.	Bank surety and TIM Participações´surety	65,188	68,744

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity	Bank surety and TIM Participações´s surety	45,254	45,224

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): ): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Brazilian Central Bank 39,9% of the financing at the TJLP was the object of a swap to 91.43% of the daily CDI rate.	TIM Brasil Serviços e Participações´s surety, with part of the service collection blocked up to the amount of the loan debit balance Bank surety	1,025,850	1,077,066

BNDES (Banco Nacional de Desenvolvimento
Econômico e social): this financing bears interest at 3.00% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Brazilian Central Bank. The financing at the “TJLP” was the object of a “swap” to 81,80% of the daily CDI rate.		39,026	42,155

Syndicated ‘ Loan (a) –the debit balance is restated based on the CDI rate variation plus a 0.90% and 1,80% p.a. In the case of an applicable rate of 0.90% of the CDI, it is established in accordance with the Consolidated Net Debt / Consolidated EBITDA ratio, calculated based on quarterly information on the Company.	TIM Participações´surety	609,583	624,591

Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services, linked to foreign currency variations. 28% of the agreements denominated in US dollars (average coupon of 6.35% p.a.) and 72% of the agreements denominated in Yen (average coupon of 1.83% p.a.) These agreements are the object of swap operations which result in cost of some 114,38% of the CDI daily rate.	N.A	253,624	204,197

Resolution 2770 (Working Capital): Bank financing for meeting working capital requirements, linked to the variation of foreign currencies. 36% of the agreements denominated in US dollars (averagecoupon of 2,65% p.a.)and 64% of the agreements denominated in Yen (average coupon of 1% p.a.). These agreements are the object of swap operations which result in cost of some 112.5% of the CDI daily rate.	NA	712,846	576,200

CCB – Working Capital: Bank financing in currency for meeting working capital requirements local At . the restated cost at 110% of the CDI daily rate	N.A.	211,629	204.412

Swap contracts relating to the above financing.		(96,356)	63,778
		2,941,587	2,986,306
		(1,245,360)	(1,262,823)
		1,696,227	1,723,483

The syndicated loan taken by TIM Celular has restrictive clauses concerning certain financial indices calculated on a half-yearly basis and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A. In August 2008, TIM Celular negotiated the replacement of TIM Brasil Serviços e Participações S.A.’s guarantee by that of TIM Participações S.A., and the extension of Tranche A in the amount of R$300,000 to August 2010. The Tranche B, in amount of R$300,000, which supplements the operation, matures in August 2009.

The CCB (Bank Credit Schedules) for Working Capital also have the same restrictive clauses as the syndicated loan, all of which have been complied with by the subsidiary. These loans have been taken from ABN AMRO Real S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. As the subsidiary has observed four (4) of the five (5) requirements, it is in compliance with the contractual provisions.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP. The terms of these swap operations are the same as those of the respective loans.

The long-term portions of loans and financing at September 30, 2008 mature as follows:

Consolidated

From September 2009 onwards 2009	61,660
2010	970,261
2011	259,186
2012	238,996
From 2013 on	166,124

1,696,227

16 Labor obligations

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

Salaries and fees	-	-	41	87
Payroll taxes	15	24	30,749	29,324
Vacation and bonuses payable	-	-	96,287	78,120
Employees´ withholding	8	8	7,906	8,344

	23	32	134,983	115,875

17 Taxes, rates and contributions

	Parent Company		Consolidated

	09/2008	06/2008	09/2008	06/2008

IRPJ and CSLL	-	-	39,469	4,093
ICMS	-	-	388,252	363,683
COFINS	-	-	43,357	42,153
PIS	-	-	9,394	9,133
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	24,307	23,752
IRRF	5	1	2,950	3,241
ISS	5	5	23,680	21,268
Other	12	-	16,434	18,036

	22	6	547,843	485,359

18 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Parent Company

	Contingencies		Escrow Deposits

	09/2008	06/2008	09/2008	06/2008

Civil	409	44	11	-
Labor	5,358	5,058	4,303	4,279
Tax	-	-	440	431

	5,767	5,102	4,754	4,710

	Consolidated

	Contingencies		Escrow deposits

	09/2008	06/2008	09/2008	06/2008

Civil	108,215	103,894	36,938	28,296
Labor	52,436	53,049	44,450	41,519
Tax	75,117	73,536	56,122	53,328
Regulatory	22,870	21,404	-	-

	258,638	251,883	137,510	123,143

The changes in the provision for contingencies can be summarized as follows:

	12/2007	Additions, net of reversals	Payments	Monetary adjustment	09/2008

Civil	79,639	61,436	(37,797)	4,937	108,215
Labor	50,008	4,741	(2,392)	79	52,436
Tax	76,159	(499)	(2,833)	2,291	75,117
Regulatory	9,934	10,478	-	2,457	22,870

	215,740	76,156	(43,022)	9,764	258,638

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 57,659 individual lawsuits (June 30, 2008 – 56,300) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit stand out.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,950 labor suits filed against the Company and its subsidiaries (June 30, 2008 – 2,720) over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro, Curitiba and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2007, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR and CSSL

In 2005, TIM Nordeste S.A. was assessed by the State of Minas Gerais’s Internal Revenue Secretariat for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

The subsidiary is currently discussing these assessments with the taxing authorities. Based on its internal and external lawyers´ opinion, the Management estimates the probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution” in 2006.

In September 2003 TIM Nordeste S.A. was assessed by the State of Ceará’s Internal Revenue Secretariat for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The subsidiary unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion that there is the probability of losses thereon, in September 2007 the Management set up two provisions: one in the amount of R$11,610 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution, and one in the amount of R$1,111, for PIS and COFINS, under the heading “Other Operating Expenses”.

ICMS

In April 2008 TIM Celular adhered to the “Programa Catarinense Revigorar” which provides for remission of 50% of pending tax debt with the State of Santa Catarina. This decision led to the voidance of two tax assessment notices issued for the following : (i) misappropriation of ICMS credit in connection with acquisition of unused third party services totaling R$1,802; and (ii): default on ICMS due on services rendered to users who had been blocked or disconnected from the network, totaling R$3,300. The total amount due – R$5,102 – was reduced by 50% under the “Programa Catarinense Revigorar”, with what only R$2,551 was paid. As a provision of R$4,284 had been recorded for these cases, the R$1,773 difference between the provision and the amount actually paid was reversed to the subsidiary.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Obligation Non-Compliance Determination Procedures – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified as probable (Note 34).

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

		Consolidated

	09/2008	06/2008

Civil	118,225	106,374
Labor	98,402	86,995
Tax	1,119,869	1,011,233
Regulatory	23,666	23,596

	1,360,162	1,228,198

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

Two collective actions have been brought to Court against subsidiaries, which involve the risk of probable loss and can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company’s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iii) a suit against TIM Celular in the State of Para, complaining about the quality of the network service in São Felix do Xingú.

Other Actions and Proceedings

TIM Nordeste is the defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro’s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of the subsidiary’s “Band B”.

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Besides the suites, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles. This administrative process is at the initial stage of defense.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The process 01102-2006.024.03.00.0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular, and the damages collective and determined. An ordinary appeal filed against this decision is now awaiting judgment. Prior to this appeal, TIM filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence. In view of the ordinary appeal filed, the writ of mandamus lost its objective. To be granted a suspensive effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits. In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. Currently, the decision on the ordinary appeal is still pending.

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste was assessed under a single administrative process referring to IRPJ, CSL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After timely challenging these assessment notices TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. So, part of the infractions contained in the assessment notice were transferred to 160 specific compensation processes totaling R$85,771, all of which are deemed capable of resulting in possible loss for the subsidiary.

From May to July 2008, TIM Nordeste received 47 communications of assessment issued by the “Secretaria da Receita Federal do Brasil” in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,028. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level.

IRRF

In October 2005, TIM Nordeste received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds. This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, which was the reason for the above mentioned assessments, the Management of TIM Nordeste requested the extinction thereof and reversed the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. The remainder – R$25,620 – which refers to COFINS, is now under discussion. The subsidiary awaits the recognition, at administrative level, of the impossibility of collecting the remaining of COFINS infraction, after the sentence was issued.

ICMS

In 2006, TIM Nordeste was assessed by the State of Piauí’s taxing authorities for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on property, plant and equipment items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The subsidiary is impugning these assessments at administrative level.

In October 2006, TIM Nordeste was assessed by the State of Paraíba’s taxing authorities for R$5,511 referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. This assessment is being impugned at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$38,274, for allegedly having taken undue ICMS credit from acquisition of property, plant and equipment without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$14,367 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level.

In November 2007 TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

In 2003 and 2004 TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$39,048 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The Company is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

In June 2008, TIM Nordeste was assessed by the State of Bahia taxing authorities for R$16,444, for allegedly defaulting on payment of an additional 2% ICMS rate referring to the Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) due on prepaid reloading revenues. The amounts in question are being discussed after a writ of mandamus obtained by the subsidiary with the respective escrow deposits being duly made. Anyhow, the assessment is being impugned at administrative level.

In August 2008, TIM Nordeste was assessed by the State of Ceará’s taxing authorities for R$ 24,886 for a debit arising from unduly taking ICMS credit on electric power acquisition and on property, plant and equipment received, without taking into account the proportion of total shipments to tax exempt and non-taxed shipments. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$17,617 for underpayment of ICMS due to an undue reduction of the basis of calculation of telecommunications services and discount on sales of cell phone sets. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. This assessment is being contested by the subsidiary at administrative level.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries for R$31,338 referring to FUST on interconnection revenues arrears fine allegedly due (in 2001), all because of “Súmula” 07/05.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,654, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In June and July 2008, new assessment notices amounting to R$26,370 was issued by ANATEL in connection with FUST levied on interconnection revenues allegedly due for the years 2003 and 2004. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications assessed TIM Celular and TIM Nordeste for R$13,265 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

Regulatory Proceedings

Because the Company has allegedly failed to comply with some provisions of both the Personal Mobile Service – SMP and the Commuted Fixed Telephone Service – STFC, ANATEL initiated some Obligation Non-Compliance Determination Procedures PADO, against the subsidiaries.

19 Assets retirement obligation

The changes in the asset retirement obligation can be thus shown:

	Consolidated

	09/2008	06/2008

	(9 months)	(6 months)
Opening balance	192,137	192,137
Balance throughout the period, net of write offs	3,494	2,021
Monetary adjustment in the period	12,150	8,100

Closing balance	207,781	202,258

The assets retirement obligations were brought to present value, the result being financial expenses of R$12,150 reflected in the statement of income for the nine-month period ended September 30, 2008 (same period in 2007 – R$15,260).

20 Shareholders´ equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

At the Shareholders´ Meeting held on April 11, 2008, a R$63,085 capital increase was approved through issuance of 3,359,308 common shares and 6,503,066 preferred shares without nominal value, in the name of TIM Brasil. This capital increase was made possible by a tax benefit granted on amortization of goodwill and the Company’s split off. In order to be able to maintain their stake in the capital, the minority shareholders are entitled to capitalization under the same conditions granted to majority shareholders.

The share subscription price per share was R$7,59 for common shares and R$5,78 for preferred shares.

Capital subscribed and paid-in comprises shares without par value, thus distributed:

	09/2008	06/2008

Number of common shares	798,350,977	798,350,977
Number of preferred shares	1,545,475,560	1,545,475,560

	2,343,826,537	2,343,826,537

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

21 Net operating revenue

	Consolidated

	09/2008	09/2007

Telecommunications service revenue – Mobile
Subscription	293,628	337,566
Utilization	5,805,751	5,272,099
Network use	3,324,330	3,315,172
Long distance	1,485,220	1,367,788
VAS – Additional services	1,127,046	841,690
Other	82,541	64,724

	12,118,516	11,199,039

Telecommunications service revenue – Fixed	2,397	-

Telecommunications service revenue – Mobile and Fixed	12,120,913	11,199,093

Goods sold	1,233,018	1,348,170

Gross operating revenue	13,353,931	12,547,209

Deductions from gross revenue
Taxes	(2,897,609)	(2,671,288)
Discounts given	(851,308)	(685,530)

Returns and other	(68,187)	(124,263)

	(3,817,104)	(3,481,081)

	9,536,827	9,066,128

22 Cost of services rendered and goods sold

	Consolidated

	09/2008	09/2007

Personnel	(69,835)	(73,231)
Third parties´ services	(190,338)	(163,563)
Interconnection	(2,866,589)	(2,536,688)
Depreciation and amortization	(983,784)	(978,612)
Telecommunications surveillance fund (FISTEL)	(6,548)	(5,126)
Rentals	(106,404)	(99,311)
Other	(24,409)	(332)

Cost of services rendered	(4,247,907)	(3,856,863)

Cost of goods sold	(966,137)	(1,060,701)

Total cost of services rendered and goods sold	(5,214,044)	(4,917,564)

23 Selling expenses

	Consolidated

	09/2008	09/2007

Personnel	(270,043)	(245,966)
Third parties´ services	(1,273,066)	(1,186,914)
Advertising and publicity expenses	(222,274)	(256,266)
Loss and allowance for doubtful accounts	(618,279)	(616,744)
Telecommunications surveillance fund (FISTEL)	(421,821)	(361,052)
Depreciation and amortization	(220,060)	(250,887)
Other	(61,621)	(60,889)

	(3,087,164)	(2,978,718)

24 General and administrative expenses

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Personnel	(1,118)	(1,344)	(144,097)	(139,034)
Third parties´ services	(2,282)	(5,778)	(290,966)	(274,185)
Depreciation and amortization	-	-	(360,917)	(304,543)
Other	(463)	(525)	(42,294)	(49,200)

	(3,863)	(7,647)	(838,274)	(766,962)

25 Other operating revenues (expenses) – net

	Parent Company		Consolidated

		09/2007		09/2007
	09/2008	Adjusted	09/2008	Adjusted

Revenues
Fines – Telecommunications services	-	-	89,112	54,747
Reversal of the provision for contingencies	201	903	5,325	2,211
Other operating revenues	-	5	16,239	6,665

	201	908	110,676	63,623

Expenses
Amortization of deferred charges	-	-	(88)	(96)
Amortization of concessions	-	-	(220,325)	(186,178)
Taxes, rates and contributions	-	(330)	(14,581)	(4,121)
Goodwill amortization	(1,186)	(1,186)	(1,186)	(1,186)
Provision for contingencies	(2,175)	(369)	(81,481)	(45,193)
Other operating expenses	(11)	(10)	(4,861)	(1,337)

	(3,372)	(1,895)	(322,522)	(238,111)

Other operating revenues (expenses), net	(3,171)	(987)	(211,846)	(174,488)

26 Financial revenues

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Interest on short-term investments in the money market	3,359	1,374	48,011	16,360
Monetary adjustment	449	660	11,637	25,272
Interest received from clients	-	-	33,771	12,907
Exchange variation	-	-	244,554	67,734
Other revenues	-	-	7,754	8,268

	3,808	2,034	345,727	130,541

27 Financial expenses

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Interest on loans and financing	-	-	(168,779)	(159,369)
Interest paid to suppliers	-	-	(504)	(4,294)
Interest on taxes and rates	-	-	(900)	(4,409)
Interest on authorizations	-	-	(38,023)	(816)
Monetary adjustment	94	(371)	(8,423)	(61,397)
CPMF	(1)	(640)	(1,194)	(40,527)
Discounts given	-	-	(40,335)	(4,942)
Exchange variation	-	-	(300,655)	(69,566)
Other expenses	(14)	(12)	(20,502)	(10,831)

	79	(1,023)	(579,315)	(356,151)

28 Non-operating income

	Consolidated

	09/2008	09/2007

Revenues
Property, plant and equipment disposed of	4,549	9,774
Other non-operating revenues	-	280

	4,549	10,054
Expenses
Cost of Property, plant and equipment disposed of	(7,974)	(24,695)
Other non-operating expenses	(20)	-

	(7,994)	(24,695)
Non-operating income

	(3,445)	(14,641)

29 Income tax, social contribution expenses and tax losses

	Consolidated

	09/2008	09/2007

Income tax for the period	(43,820)	(37,413)
Social contribution for the period	(15,861)	(13,684)
Fiscal \Incentive – ADENE	21,176	(32)

	(38,505)	(51,129)

Amortization of goodwill paid on privatization	(29,429)	(37,838)

Provision for income tax and social contribution contingencies	-	(11,610)

	(67,934)	(100,577)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

	Consolidated

		09/2007
		Not
	09/2008	adjusted

Pretax income (loss)	(51,534)	(6,710)

Combined tax rate	34%	34%

Combined income tax and social contribution at the combined tax rate	17,522	2,281

(Additions)/Exclusions:
Provision for income tax and social contribution contingencies	-	(11,610)
Unrecognized tax losses and temporary differences	(106,222)	(85,077)
Effect of income tax and social contribution on
Permanent (Additions)/exclusions	(3,857)	(8,302)
Fiscal Incentive - ADENE	21,176	(32)
Other	3,447	2,163

	(85,456)	(102,858)

Income tax and social contribution charged to the income for the year	(67,934)	(100,577)

Accumulated tax losses and negative basis

The accumulated tax losses and negative bases give rise to tax credits which are recognized only when the prospects of realization are consistent; no statutes of limitation apply to these credits, which can be summarized as follows:

	Consolidated

			09/2007
	09/2008		Not adjusted

	Basis	Tax Credit	Basis	Tax Credit

Tax loss	6,369,494	1,592,374	6,064,858	1,516,214
Negative basis	6,369,123	573,221	6,064,323	545,789
Temporary differences	1,038,232	352,999	959,551	326,247

	13,776,849	2,518,594	13,088,732	2,388,250

30 Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

Consolidated

		Assets

	09/2008	06/2008

Telecom Personal Argentina (1)	609	491
Telecom Sparkle (1)	3,084	2,510
Telecom Italia S,p,A, (2)	1,902	1,450
Other	1,646	1,674

Total	7,241	6,125

		Liabilities

	09/2008	06/2008

Telecom Italia S,p,A, (2)	22,907	19,976
Telecom Personal Argentina (1)	1,495	1,139
Telecom Sparkle (1)	5,261	4,786
Italtel (3)	24,254	10,457
Other	527	867

Total	54,804	37,225

		Revenue

	09/2008	06/2008

Telecom Italia S,p,A, (2)	8,513	5,919
Telecom Personal Argentina (1)	2,431	1,892
Telecom Sparkle (1)	4,878	3,096
Other	1,457	1,059

Total	17,279	11,966

		Cost/Expense

	09/2008	06/2008

Telecom Itália S,p,A, (2)	21,100	14,289
Telecom Sparkle (1)	14,445	9,820
Telecom Personal Argentina (1)	6,975	4,428
Italtel (3)	7,329	1,375
Other	1,130	838

Total	50,979	30,750

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS.

On March 3, 2008, at the General Shareholders´ Meeting of TIM Participações, the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia S,p,A, which had been approved on May 3, 2007 by TIM Participações´s Administrative Council, This amendment will not exceed approximately R$22,000. Up until September 30, 2008, R$16,300 had been provided for, of which R$ 14,400 corresponds to property, plant and equipment, and R$1,900 to costs/expenses. This agreement is intended to add value to the Company by making it benefit from Telecom Itália´s experience in (i) improving effectiveness and efficiency by adopting in-house solutions; and (ii) sharing systems, services, processes and better practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

(3) These refer to development and maintenance of software pieces used in telecommunications service billing.

31 Financial instruments and risk management

According to the CVM Deliberation 550 of October 17, 2008, the Company and its subsidiaries explain that the risk factors to which they are exposed are as follows:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

As of September 30, 2008 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts. Earnings or losses resulting from these agreements are charged to the income.

(ii) Interest rate risks

The interest rate risks relate to:

- Possibility of variances in the fair value of financing indexed to the TJLP; in the event the latter does not proportionately follows those of CDI – Interbank Deposit Certificates. Gains or losses arising from swap contracts are recorded under “Income”;

- Possibility of changes in the fair value of TJLP-indexed loans, if the TJLP does not follow the CDI – Interbank Deposit Certificate rates. In order to reduce this type of risk, the subsidiaries sign swap contracts with financial institutions, the gains and losses on which are recorded under “Income”;

- Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations. At September 30, 2008, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk,

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills;

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There are no single clients accounting for more than 10% of net receivables from sales of goods as of September 30, 2008 and 2007, or sales revenues earned during the nine-month periods then ended;

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

There is no concentration of available resources in connection with the above mentioned work; service, concessions or rights, which, if suddenly eliminated, could significantly impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	09/2008		06/2008

	Book value	Market value	Book value	Market value

Loans and financing	3,037,943	2,952,245	2,922,528	2,912,909
Swap contracts	(96,356)	(26,272)	63,778	100,717

	2,941,587	2,925,973	2,986,306	3,013,626

The market value of loans, financing and swap contracts was determined based on the future discounted cash flow connected with each instrument contracted, and discounted at the market rates ruling on the quarter-end date. Also interest rates applicable to similar instruments involving the same risks and conditions were used, or the respective market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

The Company’s safeguard policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in loans and financing in foreign or local currency, in order to control the exposure to risks related with exchange and interest rate variation. The swap operations against exposure to exchange risks should be contracted concurrently with the loan-/financing-taking that originate the exposure. The risk coverage amount and period in these cases should be 100%, whereas in the case of exposure to foreign interest rate fluctuation, the hedge against possible increases should use the most suitable derivatives in the circumstances. Also, the coverage should be valid for the whole contract period.

Because the yield on the Company’s cash and cash equivalents is based on the CDI, in the case of risk factors in local currency, they should be fully converted to CDI exposure.

There are no margins or guarantees whatsoever, concerning the Company´s derivative operations

The selection criteria followed by financial institutions rely on parameters established by specific credit limits imposed on other financial institutions, taking into account, for example, the latter’s rating provided by risk analysis agencies (FITCH, MOODY´S, S&P), their shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the Company’s derivative operations in force as of September 30, 2008:

Descriptive Table		Reference Value		Fair Value		Accumulated Effect
Derivative Operations		(Local R$)				Sep/2008 – Book Value
Assets vs. Liabilities	Currency	Sep/2008	Jun2008	Sep/2008	Jun2008	Receivable	Payable

Prefixed interest risk vs.CDI	BRL	96,476	105,091
Assets Position				133,365	139,075	140,156	-
Liabilities Position				(128,001)	(135,306)	(136,528)	-
Net balance				5,364	3,769	3,628	-

TJLP Risk vs. CDI	BRL	444,695	468,476
Assets Position				426,442	444,958	448,748	-
Liabilities Position				(434,834)	(458,211)	(446,943)	-
Net balance				(8,392)	(13,253)	1,805	-

USD Exchange Risk vs. CDI	USD	274,834	275,492
Assets Position				314,532	263,709	325,081	-
Liabilities Position				(296,118)	(287,897)	(293,032)	-
Net balance				18,414	(24,188)	32,049	-

JPY Exchange Risk vs. CDI	JPY	546,836	548,661
Assets Position				601,688	508,178	641,388	-
Liabilities Position				(590,802)	(575,223)	(582,514)	-
Net balance				10,886	(67,045)	58,874	-

TOTAL		1,362,841	1,397,720	26,272	(100,717)	96,356	-

Prefixed interest swap vs. CDI

This is intended to safeguard the Company against possible loss of assets in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), affecting the lending operations contracted in 2004 and 2005 to finance the Network expansion in the Northeast. The whole of these loans, which mature through April 2013, is safeguarded, and accordingly, based on the BNB´s current reference rate - 10% p.a. – and the swap operations contracted which average 11.35% of the CDI as a receivable item, and 73.85% of the CDI as a payable item, to this date, the Company’s book income on these operations is positive. A reversal scenario might occur if the CDI went beyond 15.66% p.a. The Company’s portfolio for this operation comprises two banks: Santander and UNIBANCO.

TJLP Swap vs. CDI

This is intended to safeguard the Company against possible loss of assets due to increase in BNDES´s reference rate for financing contracted in 2005. As a payable item, this operation is contracted at an average cost in the equivalent to 90.60% of the CDI. To this date, the Company´s book income on this operation has been positive, with the following Banks forming the Company´s portfolio: Santander and UNIBANCO

Exchange swap vs. CDI

This is intended to safeguard the Company against exchange risks involved in USD- and JPY- indexed contracts signed under BACEN Resolution 2.770, heretofore “2770”, with a simultaneous swap contract. All lines 2770 are safeguarded at an average cost of 113.36% of the CDI for USD-denominated contracts and 114.16% for JPY-denominated ones. As a receivable item, a swap is contracted using the same coupon of the line used – 5.45% p.a. in average for USD and 1.79% p.a. for JPY. In this case, the exchange loss on financing is fully offset by the gain on swap receivable.

The Company’s portfolio for this operation comprises four banks: Santander, UNIBANCO, Votorantim and ABN AMRO.

Statement of Sensitivity Analysis – Cash Effect (No audit)

For purposes of identifying possible loss on derivative operations currently in force, a sensitivity analysis was made considering the following three scenarios: Probable, Possible and Remote.

Statement of Sensitivity Analysis – Cash Effect

Type of Swap – Descriptive Table		Probable Scenario	Possible Scenario	Remote Scenario

Pre-fixed interest risk vs, CDI	BRL	5,197	152	(4,438
TJLP risk Vs CDI	BRL	(8,393)	(3,683)	18,650
USD exchange risk Vs CDI	USD	105,891	185,598	(139,946)
JPY exchange risk Vs CDI	JPY	209,044	329,071	(306,662)

Note that all derivative operations contracted by the Company are solely intended as a safeguard of assets. Any increase or decrease in their market value will be inversely proportional to the amount of the related financial debt.

As detailed below, underlying the tests are certain assumptions and considerations deemed to be the best in the Company’s Management judgement:

Probable Scenario

Scenario deemed probable under the current international financial conditions, considering an increase in some of the main indices indexed to derivative operations, as shown below:

1. SELIC increase by 0.75 decimal points with effects on the CDI and the CDI future curve.

2. Depreciation of the Real in relation to USD and JPY. The exchange rates considered were USD 1.00 :R$2.50 and JPY 1.00 : R$0,02500.

3. The TJLP is stable at 6.25% p.a. indicating no change in the BNDES´s incentive policy.

Possible Scenario

If one considers that the effects of the current crisis may still be felt in 2009, with the resulting lack of liquidity in the Economy as a whole, a reversal of the current upward trends of interest and exchange seems unlikely. Accordingly, the following scenario was assessed taking into consideration a general increase of all relevant indices, as follows:

1. A shock on the stable interest and SELIC rate, resulting in a 25% increase in the CDI future curve.

2. Depreciation of the Real in relation to USD and JPY, with the respective rates falling to USD 1.00 : R$3,00 and JPY 1.00 : R$0.02881.

3. 30% decrease in the TJLP to less than the basic rate of 4.3750% p.a., thus signaling incentive to domestic investments.

Remote Scenario

In this scenario, a stressing condition with 50% deterioration in the relevant risk variables was considered:

1. 50% increase in the SELIC rate and CDI curves.

2. 50% increase in the USD and JPY exchange rates in relation to the BRL, as follows: USD 1.00 : R$0.9800 and JPY 1.00 : 0.0090, respectively.

3. 50% increase in the TJLP to 9.375% p.a.

A Table of Gains and Losses for the Period

Accumulated
Descriptive Table of Gains and (Losses) on Derivatives	Results as of 09/30/2008

Pre-fixed interest risk vs. CDI	694
TJLP risk vs. CDI	(1,072)
USD exchange risk vs. CDI	(7,699)
JPY exchange risk vs. CDI	(19,626)

Net losses	(27,703)

32 Pension plans and other post-employment benefits

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982 to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of September 30, 2008 and June 30, 2008).

SISTEL and TIMPREV

The Company, TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling No, 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof. Over 90% of the previous plan’s participants had migrated to the new plan by January 29, 2003.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

• Normal retirement pension
• Early retirement pension
• Disability pension
• Deferred proportional benefit
• Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: a private, multi-sponsored pension plan for employees receiving benefits (inactive);

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, the Administrative Council approved the proposed migration from plans sponsored by the Company and its subsidiaries TIM Celular and TIM Nordeste at Sistel, to a new plan administered by the financial institution HSBC.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management – “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, Management Agreement, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n° s, 169, 167, 168, 912, 171 and 170, respectively) from “Fundação Sistel de Seguridade Social- SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by “Fundação Social de Seguridade Social – SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from “Fundação Sistel de Seguridade Social – SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

In the nine-month period ended September 30, 2008, the contributions to the pension funds and other post-employment benefits totaled R$156 (in the same period in 2007 - R$173).

33 Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of September 30, 2008, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$10,962,744
General Third Party Liability – RCG	R$11,405
Cars (Executive and Operational Fleets)	100% Fipe Table,
R$1,000 for RC (DM and DC)

The scope of our audit work does not include the issuance of an opinion on the sufficiency of insurance coverage, which was determined and checked for adequacy by the Company’s Management.

34 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 18).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2009	218,075
2010	226,362
2011	234,964
2012	243,892
2013	253,160

1,176,453

35 Transactions with Group Telefônica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company’s indirect parent company. This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23,6% of the voting capital of Telecom Italia S,p,A., the indirect parent company of TIM Participações.

Through its Act no, 68,276/2007 published in the Federal Government Official Gazette of November 5, 2007 ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefonica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the subsidiaries controlled by TIM Participações and the Group Telefonica´s operators in Brazil, in force at September 30, 2008, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well contracts relating to CSP (provider operation code) at regular price and conditions, in accordance with pertinent legislation. The receivables and payables arising from these agreements amount to R$160,192 and R$143,322, respectively as of September 30, 2008, and to R$151.769 and R$155,269 as of June 30, 2008. The amounts recorded as “Income” by the Company in the nine-month period ended on September 30, 2008 represent operating revenues and expenses amounting to R$1,113,438 and R$700,644, respectively, whereas those for the six-month period ended June 30, 2008 amount to R$731,355 and R$463,819, respectively.

36 Statements of Cash Flow and Value-added

a. Statements of Cash Flow

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Operating Activities
Loss for the year	(112,811)	(110,841)	(119,468)	(112,432)
Adjustments for reconciliation of income to cash generated by operating activities:
Depreciation and amortization	1,186	1,186	1,786,360	1,721,502
Equity pickup	109,664	103,218	-	-
Deferred income tax and social contribution	-	-	29,429	37,838
Residual value of permanent assets written off	-	-	3.425	14921
Monetary adjustment of asset retirement obligations, escrow
deposits and contingencies	30	175	17.776	42.705
Interest, monetary adjustment and exchange variation on
loans	-	-	249,989	178,009
Interest on short term investments in the money market	(3,359)	(1,374)	(48,011)	(16,360)
Allowance for doubtful accounts	-	-	618,279	616,744

Decrease(increase) in operating assets
Trade receivables	-	-	(238,249)	(1,086,074)
Taxes and contributions recoverable	(735)	(435)	4,092	(54,781)
Inventories	-	-	(56,315)	(80,858)
Prepaid expenses	-	-	(61,065)	(45,581)
Dividends received	79,195	-	-	-
Other current assets and long-term assets	(1,227)	(2.208)	(31.718)	(34.911)

Increase (decrease) in operating liabilities
Labor obligations	(142)	(525)	24,430	36,588
Suppliers – Trade Payables	(1,084)	(961)	(477,836)	(129,331)
Taxes, rates and contributions	18	274	(22,503)	124,911
Provision for contingencies	1,786	(723)	33,134	33,549
Other current liabilities short and long term	1,202	23,016	812	27,152

Net cash and cash equivalents generated by operating activities	73,723	10,802	1,712,561	1,273,591

Investment activities
Short-term investments in the money market	31,745	(37,948)	74,904	501,222
Additions to property, plant and equipment and intangibles	-	-	(3,042,003)	(1,443,677)
permanent assets written off (sale)	-	-	4.549	9.774

Net cash and cash equivalents generated (used) by investment
activities	31,745	(37,948)	(2,962,550)	(932,681)

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Financing activities
Capital reduction	132,792	450,763	-	-
New loans		-	998,511	846,187
New authorizations	-	-	1,238,994	-
Amortization of loans	-	-	(430,253)	(1,061,716)
Amortization of authorizations	-	-	(132,467)	-
Dividends and interest on own capital paid	(207,738)	(439,926)	(207,769)	(440,061)

Net cash and cash equivalents generated by financing activities	(74,946)	10,837	1,467,016	(655,590)

Increase (decrease) in cash and cash equivalents	30,522	(16,309)	217,027	(314,680)

Cash and cash equivalents at the beginning of the period	57	16,370	1,117,410	592,564

Cash and cash equivalents at the beginning of the period	30,579	61	1,334,437	277,884

Supplementary information – cash flow
Income tax and social contribution paid	-	-	49,349	50,109
Interest paid	-	-	166,165	200,762
Interest capitalized	-	-	2,117	8,727
Accounts payable from expenses incurred on additions to property, plant and equipment and intangibles	-	-	486,206	404,267

B Value-added statements

	Parent Company		Consolidated

	09/2008	09/2007	09/2008	09/2007

Revenues
Gross operating revenue	-	-	13,353,931	12,547,209
Allowance for doubtful accounts	-	-	(618,279)	(616,744)
Discounts given, returns and other	-	-	(919,495)	(809,793)
Non-operating revenues (expenses) - net	-	-	(3,445)	(14,641)

	-	-	11,812,712	11,106,031

Input acquired from third parties
Costs of services rendered and goods sold	-	-	(4,032,607)	(3,767,792)
Materials, energy, third parties´ services and other	(4,287)	(5,276)	(1,812,449)	(1,759,368)

	(4,287)	(5,276)	(5,845,056)	(5,527,160)

Withholding
Depreciation and amortization	(1,186)	(1,186)	(1,786,360)	(1,721,502)

Value-added produced – net	(5,473)	(6,462)	4,181,296	3,857,369

Value added received through reclassification
Equity pickup	(109,664)	(103,218)	-	-
Financial revenues	3,808	2,034	345,727	130,541

	(105,856)	(101,184)	345,727	130,541

Total value added undistributed	(111,329)	(107,646)	4,527,023	3,987,910

Value added distribution
Personnel and related charges	962	1,115	410,351	389,180
Taxes, rates and contributions	520	1,619	3,503,217	3,254,094
Interest and rentals	-	461	732,923	457,068
Retained earnings (accumulated losses)	(112,811)	(110,841)	(119,468)	(112,432)

	(111,329)	(107,646)	4,527,023	3,987,910

Consolidated Balance Sheet - Assets (thousand of reais)

Code	Heading	09/30/2008	06/30/2008
1	Total assets	15,171,455	14,887,678
1.01	Current assets	5,165,853	4,796,951
1.01.01	Cash and cash equivalents	1,362,798	904,146
1.01.01.01	Cash and Banks	1,334,437	853,912
1.01.01.02	Short-term investments in the money market	28,361	50,234
1.01.02	Accounts receivable	2,649,900	2,687,491
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Accounts receivable	2,649,900	2,687,491
1.01.02.02.01	Accounts receivable	2,649,900	2,687,491
1.01.03	Inventories	334,441	257,021
1.01.04	Others	818,714	948,293
1.01.04.01	Recoverable taxes and contributions	495,852	507,182
1.01.04.02	Deferred income and social contribution taxes	-	4,204
1.01.04.03	Prepaid expenses	297,550	398,554
1.01.04.04	Other	25,312	38,353
1.02	Noncurrent assets	10,005,602	10,090,727
1.02.01	Noncurrent assets	396,564	366,802
1.02.01.01	Sundry receivables	229,470	220,184
1.02.01.01.01	Taxes and contributions recoverable	229,470	220,184
1.02.01.02	Related parties	-	-
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	-	-
1.02.01.03	Other	167,094	146,618
1.02.01.03.01	Judicial deposits	137,510	123,143
1.02.01.03.02	Prepaid expenses	11,409	9,085
1.02.01.03.03	Long-term investments in the money market	10,907	7,122
1.02.01.03.04	Other assets	7,268	7,268
1.02.02	Permanent assets	9,609,038	9,723,925
1.02.02.01	Investments	3,942	4,357
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Others Investments	3,942	4,357
1.02.02.02	Property, plant and equipment	4,681,720	4,706,276
1.02.02.03	Intangible	4,764,834	4,844,205
1.02.02.04	Deferred charges	158,542	169,087

Consolidated Balance Sheet - Liabilities and shareholders’ equity (thousand of reais)

Code	Heading	09/30/2008	06/30/2008
2	Total liabilities and shareholders' equity	15,171,455	14,887,678
2.01	Current liabilities	5,340,102	5,073,519
2.01.01	Loans and financing	1,245,360	1,262,823
2.01.02	Debentures	-	-
2.01.03	Suppliers	2,109,642	1,922,331
2.01.04	Taxes, charges and contributions	547,843	485,359
2.01.05	Dividends payable	22,097	31,880
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	1,415,160	1,371,126
2.01.08.01	Labor liabilities	134,983	115,875
2.01.08.02	Authorizations payable	1,163,848	1,128,150
2.01.08.03	Other liabilities	116,329	127,101
2.02	Noncurrent liabilities	2,190,692	2,205,670
2.02.01	Noncurrent liabilities	2,190,692	2,205,670
2.02.01.01	Loans and financing	1,696,227	1,723,483
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	266,015	259,260
2.02.01.03.01	Provision for contingency	258,638	251,883
2.02.01.03.02	Supplementary pension plan	7,377	7,377
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Others	228,450	222,927
2.02.01.06.01	Asset retirement obligation	207,781	202,258
2.02.01.06.02	Others Liabilities	20,669	20,669
2.02.02	Deferred income	-	-
2.03	Minority interests	-	-
2.04	Shareholders' equity	7,640,661	7,608,489
2.04.01	Capital	7,613,610	7,613,610
2.04.02	Capital reserves	34,330	34,330
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	102,546	102,546
2.04.04.01	Legal reserve	102,546	102,546
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserve for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	-	-
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(109,825)	(141,997)
2.04.06	Advances for future capital increase	-	-

Consolidated Statements of operations (thousands of reais)

Code	Heading	From 07/01/2008 to 09/30/2008	Acumulated From 01/01/2008 to 09/30/2008	From 07/01/2007 to 09/30/2007	Acumulated From 01/01/2007 to 09/30/2007
3.01	Gross revenues	4,680,558	13,353,931	4,436,365	12,547,209
3.02	Deductions from gross revenues	(1,322,764)	(3,817,104)	(1,272,978)	(3,481,081)
3.03	Net revenues	3,357,794	9,536,827	3,163,387	9,066,128
3.04	Cost of goods sold and services rendered	(1,813,273)	(5,214,044)	(1,764,366)	(4,917,564)
3.05	Gross profit	1,544,521	4,322,783	1,399,021	4,148,564
3.06	Operating income (expenses)	(1,481,035)	(4,370,872)	(1,507,029)	(4,145,778)
3.06.01	Selling	(1,025,345)	(3,087,164)	(1,110,426)	(2,978,718)
3.06.02	General and administrative	(264,762)	(838,274)	(251,478)	(766,962)
3.06.03	Financial income (expenses)	(118,360)	(233,588)	(80,892)	(225,610)
3.06.03.01	Financial income	89,859	345,727	60,615	130,541
3.06.03.02	Financial expenses	(208,219)	(579,315)	(141,507)	(356,151)
3.06.04	Other operating income	37,400	110,676	17,912	63,623
3.06.05	Other operating expenses	(109,968)	(322,522)	(82,145)	(238,111)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	63,486	(48,089)	(108,008)	2,786
3.08	Nonoperating income	(1,378)	(3,445)	(10,931)	(14,641)
3.08.01	Income	1,545	4,549	(2,175)	10,054
3.08.02	Expenses	(2,923)	(7,994)	(8,756)	(24,695)
3.09	Income before taxation and participations	62,108	(51,534)	(118,939)	(11,855)
3.10	Provision for income and social contribution taxes	(39,579)	(67,934)	(8,010)	(100,577)
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	-	-
3.15	Net income for the period	22,529	(119,468)	(126,949)	(112,432)

INDEPENDENT AUDITORS´ SPECIAL REVIEW REPORT

The
Management and Shareholders
TIM PARTICIPAÇÕES S.A.

1. We have performed a special review of the Quarterly Information (ITR) of TIM PARTICIPAÇÕES S.A., for the quarter ended September 30, 2008, comprising the individual and consolidated balance sheet, statements of income, of cash flow and of value added, the performance report and explanatory notes prepared under the responsibility of the management. Our responsibility is to issue an opinion on this information. TIM PARTICIPAÇÕES S.A. wholly owns TIM Celular S.A., who, in turn, wholly owns TIM Nordeste S.A. The financial statements of these subsidiaries for the quarter ended September 30, 2008, which serve as a basis for investment evaluation on the equity method and consolidation, were examined by Ernst & Young Auditores Independentes S.S.. Our report, with respect to the book value of these investments and their effects on the income for the quarter and consolidated figures, is based solely on those auditors´ examination, and given the size of the subsidiaries´ amounts involved, required a coordinated monitoring work and review of auditing procedures performed by that firm.

2. Our review was conducted in accordance with specific standards jointly set by IBRACON – Brazilian Independent Auditors´ Institute and the Federal Accounting Council, mainly consisting of: (a) inquiry of, and discussion with, the heads of the Company´s accounting, financial and operational departments about the criteria used in preparing Quarterly Information ; and (b) review of subsequent information and events that may significantly affect the Company´s financial condition and operations.

3. Based on our special review and that of the subsidiary TIM CELULAR S.A. and the indirect subsidiary TIM NORDESTE S.A., performed by the other independent auditors, we are not aware of any relevant change required for the Quarterly Information referred to above to comply with accounting practices stipulated by the Brazilian Securities Commission – CVM´s standards, applicable to Quarterly Information preparation, including CVM Instruction 469/08.

4. As mentioned in Note “2.b”, the Law 11.648, promulgated on December 28, 2007 and effective as from January 1, 2008, amended, revoked and introduced new provisions in Law 6.404 (the Corporate Law) which imply changes in accounting practices adopted in Brazil until then. Although this new law is already in effect, several changes applicable to the financial statements as of December 31, 2008 which it introduced, depend on regulation before being applicable by the companies. Accordingly, at this transition stage, through its Instruction 469/08 CVM authorizes non-compliance with all the provisions of Law 11,638/07 for preparation of Quarterly Information. So, the financial statements contained in the ITR for the quarter ended September 30, 2008, prepared in accordance with specific CVM instructions, do not take into account the changes in accounting practices introduced by Law 11.638/07. The information referring to the previous quarter and presented for comparative purposes were adjusted to include the changes in accounting practices introduced in 2008.

Rio de Janeiro, October 24, 2008

The original report in Portuguese was signed by
Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	Accountant CTCRC SP-071189/O-6S-RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.